0 82-03217

Regulatory Announcement

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RECEIVED

2007 JUN -6 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:59 25-May-07
Number	2932X

RNS Number:2932X
Tesco PLC
25 May 2007

07024178

SUPPL

Tesco plc

25 May 2007

Tesco plc - Repurchase programme

Tesco plc announces that the Company has entered into irrevocable and non-discretionary arrangements with its brokers, JP Morgan Cazenove Limited and Shore Capital Stockbrokers Limited to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing 29 May 2007 and ending on 18 June 2007. This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

Enquiries: J Lloyd
Secretary
Tesco plc
01992 632222

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement




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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:55 25-May-07
Number	2926X

RNS Number:2926X
Tesco PLC
25 May 2007

25 May 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Rights have been granted under the Company's Executive Incentive Plan to the Directors below over ordinary shares for which no payment is required. The number of shares under option will be increased to reflect the dividends that would have accrued on vested shares had they been reinvested in shares in the period between grant and exercise. The options will be exercisable from 24 May 2010.

Director	Number of Shares under Option
R W Brasher	144,499
P A Clarke	154,984
A T Higginson	154,984
T P Leahy	271,522
L Neville-Rolfe	73,892
D T Potts	154,984

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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